SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                        Commission File Number 333-64430

(Check One)
| | Form 10-K and Form 10-KSB    | | Form 11-K  | | Form 20-F
|X| Form 10-Q and Form 10-QSB    | | Form N-SAR

         For period ended     March 31, 2004
                              --------------

| | Transition Report on Form 10-K and Form 10-KSB
| | Transition Report on Form 20-F
| | Transition Report on Form 11-K
| | Transition Report on Form 10-Q and Form 10-QSB
| | Transition Report on Form N-SAR

         For the transition period ended   N/A

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    EmergenSys Corporation
                           -----------------------------------------------------

Former name if applicable


Address of principal executive office   400 Jean Lesage Blvd., Suite 045
                                        ----------------------------------------

City, State and Zip Code    Quebec, Quebec G1K 8W1
                            ----------------------------------------------------

                                     PART II
                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         | | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, -SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to unanticipated delays in completing our unaudited financial statements for the quarter ended March 31, 2004, it has taken us longer than expected to complete our Quarterly Report on Form 10-QSB.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact with regard to this notification.

         Scott E. Rapfogel Esq.                   (212)            400-6900
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                                               (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                Yes |X|      No | |

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                Yes |X|      No | |

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

         During the quarter ended March 31, 2004 we had a net loss of $365,870 compared to a net loss of $134,800 for the quarter ended March 31, 2003. During the quarter ended March 31, 2004 we had revenues of approximately $670,214, cost of sales of approximately $580,131, net revenues of approximately $90,083, operating expenses of approximately $441,080, and a net loss from operations of approximately $350,997. The revenues are related to the initial commercialization of our software developed for use in the public safety market. We had no revenues and operating expenses of $133,939 for the quarter ended March 31, 2003, during which we operated as an early stage pharmaceutical company.

                             EmergenSys Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 17, 2004


                                                  /s/ Mario Jacob
                                                  ----------------------
                                                  By:   Mario Jacob
                                                        Secretary